SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C.  20549

                               SCHEDULE l3D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 16)*

                      ELECTROMAGNETIC SCIENCES, INC.
_____________________________________________________________________________
                             (Name of Issuer)

                  Common Stock, par value $.10 per share
_____________________________________________________________________________
                          (Title of Class of Securities)

                                 285397105
_____________________________________________________________________________
                               (CUSIP Number)

                                          with a copy to:
David A. Rocker                           Robert G. Minion, Esq.
Suite 1759                                Lowenstein, Sandler, Kohl,
45 Rockefeller Plaza                        Fisher & Boylan, P.A.
New York, New York  10111                 65 Livingston Avenue
(212) 397-1220                            Roseland, New Jersey  07068
                                          (201) 992-8700
______________________________________________________________________________
                   (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)

                             February 22, 1996
______________________________________________________________________________
                  (Date of Event which Requires Filing
                         of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six  copies  of this statement, including all exhibits,  should  be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
___________________________________________________________________________
    1)    Names of Reporting Persons (S.S. or I.R.S. Identification
          Nos. of Above Persons):
                     David A. Rocker      ###-##-####
___________________________________________________________________________
    2)    Check the Appropriate Box if a Member of a Group (See
          Instructions):

    (a)               Not
    (b)               Applicable

___________________________________________________________________________
    3)    SEC Use Only
___________________________________________________________________________
    4)    Source of Funds (See Instructions):   WC
___________________________________________________________________________
    5)    Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e):
                      Not Applicable
___________________________________________________________________________
    6)    Citizenship or Place of Organization:

          United States

    Number of              7)   Sole Voting Power:     353,400*
    Shares Beneficially    8)   Shared Voting Power:       0
    Owned by
    Each Reporting         9)   Sole Dispositive Power: 353,400*
    Person  With:         10)   Shared Dispositive Power:  0
____________________________________________________________________________
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

          353,400*
____________________________________________________________________________
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
____________________________________________________________________________
    13)   Percent of Class Represented by Amount in Row
          (11):       5.05%*
____________________________________________________________________________
    14)   Type of Reporting Person (See Instructions):            IA, IN

____________________________________________________________________________
* 320,200 shares (4.589%) of Electromagnetic Sciences, Inc. are owned by Rocker Partners, L.P., a New York limited partnership. 33,200 shares
    (.47%)   of  Electromagnetic  Sciences,  Inc.  are  owned  by   Compass
    Holdings,   Ltd.,  a  corporation  organized  under  the  International
    Business Companies Ordinance of the British Virgin Islands. David A. Rocker serves as the sole managing partner of Rocker Partners, L.P. and, through Rocker Offshore Management Company, Inc., as investment adviser to Compass Holdings, Ltd. See Item 5 for further information on the computation of percentages set forth herein.




Item 5.  Interest in Securities of the Issuer.

          Based upon the information contained in Electromagnetic Sciences, Inc.'s quarterly report on Form 10-Q for the quarterly period ended September 30, 1995, there were issued and outstanding 7,004,254 shares of Electromagnetic Sciences, Inc. common stock as of November 1, 1995. As of February 22, 1996, Rocker Partners, L.P. owned 320,200 of such shares, or 4.589% of those outstanding and Compass Holdings, Ltd. owned 33,200 of such shares, or 0.47% of those outstanding. David Rocker possesses sole power to vote and direct the disposition of all shares of Electromagnetic Sciences, Inc. common stock owned by Rocker Partners, L.P. and Compass
Holdings,  Ltd.  The following table details the transactions  by  each  of
Rocker   Partners,   L.P.  and  Compass  Holdings,  Ltd.   in   shares   of
Electromagnetic Sciences, Inc. common stock during the past 60 days:

                         A. Rocker Partners, L.P.

   Date                        Quantity                        Price

                                (Purchases)

December 26, 1995               2,500                          $10.68
January 2, 1996                 5,500                          $11.19
January 2, 1996                 1,500                          $11.00
January 9, 1996                 1,500                          $10.87
January 10, 1996                  900                          $10.75
January 12, 1996                2,600                          $10.56
January 18, 1996                2,600                          $11.12
February 1, 1996                7,000                          $10.85
February 6, 1996                2,800                          $11.48
February 7, 1996               29,000                          $12.28
February 8, 1996                7,500                          $12.64
February 20, 1996               1,500                          $12.18
February 21, 1996               1,000                          $12.31

                                  (Sales)

January 15, 1996                5,000                          $11.00
January 24, 1996                5,000                          $11.81
January 25, 1996                3,500                          $11.93
February 7, 1996               10,000                          $12.00
February 8, 1996               15,000                          $12.51
February 16, 1996               5,100                          $11.87
February 22, 1996             285,100                          $13.43


                        B.  Compass Holdings, Ltd.

   Date                        Quantity                        Price

                                (Purchases)

January 11, 1996                  300                          $10.68
January 18, 1996                1,000                          $11.12
January 24, 1996                  500                          $11.75
February 7, 1996                3,300                          $12.45
February 12, 1996                 500                          $11.87
February 16, 1996                 500                          $12.00
February 21, 1996                 400                          $12.12


                                  (Sales)

December 27, 1995               4,000                          $11.56
January 3, 1996                 4,500                          $11.25
January 18, 1996                1,000                          $11.50
February 5, 1996                9,000                          $11.62
February 7, 1995                1,800                          $12.00
February 8, 1996                7,100                          $12.39
February 9, 1996                6,400                          $12.39
February 12, 1996                 400                          $11.93


Item 6.  Contracts, Arrangement, Understandings or Relationships
         With Respect to Securities of the Issuer.

           On February 23, 1996, in response to a proposal by Electromagnetic Sciences, Inc. ("ELMG"), the then holder of more than seventy percent of the outstanding common stock, $.01 par value of LXE Inc. ("LXE Common Stock"), Rocker Partners, L.P. together with Compass Holdings, Ltd. sold to ELMG 548,200 shares of LXE Common Stock in exchange for $500,000 and 457,052 newly issued shares of ELMG. These sales were made pursuant to an agreement dated February 23, 1996, a copy of which is filed herewith as Exhibit 1 (the "Agreement"). The Agreement also (i) obligates ELMG to file, use its best efforts to have declared effective, and cause to remain effective for a period of two years, a registration statement under the Securities Act of 1933, as amended, and (ii) precludes David A. Rocker, Rocker Partners, L.P. and Compass Holdings, Ltd. and their respective affiliates, for a period of five years, from acquiring any shares of LXE voting securities or taking any other direct or indirect action to seek to control or influence the management, board of directors or policies of LXE. At the conclusion of the transaction, Rocker Partners, L.P. and Compass Holdings, Ltd. owned, respectively, 728,496 shares (9.76% of outstanding) and 81,956 shares (1.09% of outstanding) of ELMG.


Item 7.   Material to Be Filed as Exhibits.

            Exhibit  1.   Agreement  dated  February  23,  1996   among
Electromagnetic Sciences, Inc. and David A. Rocker, Rocker Partners, L.P. and Compass Holdings, Ltd.


                                 Signature




          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                  February 28, 1996




                                  /s/ David A. Rocker
                                  ____________________________________
                                  David  A.  Rocker,  individually,  as
                                  managing  partner of Rocker Partners,
                                  L.P.,  and  as  president  of  Rocker
                                  Offshore  Management  Company,  Inc.,
                                  the  investment  adviser  to  Compass
                                  Holdings, Ltd.




ATTENTION:   INTENTIONAL  MISSTATEMENTS OR  OMISSIONS  OF  FACT  CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Exhibit 1

                                    February 23, 1996

Rocker Partners, L.P.
Compass Holdings, Ltd.
Attention:  Mr. David A. Rocker
Suite 1759
45 Rockefeller Plaza
New York, NY 10111

Dear Mr. Rocker:

            1. Sale and Purchase. You hereby confirm the sale and we hereby confirm the purchase by Electromagnetic Sciences, Inc. ("ELMG") of 548,200 shares (the "Shares") of the common stock, $.01 par value, of LXE Inc. ("LXE"), owned by you, for an aggregate of $500,000.00 plus 457,052 shares (the "ELMG Shares") of the common stock, $.10 par value per share of ELMG. Payment shall be made in immediately available funds and by delivery of certificates representing the ELMG Shares registered in your names as directed by David A. Rocker, against delivery of certificates representing the Shares, duly endorsed for transfer, simultaneously with the execution and delivery of this agreement.

            2. Stand-Still Agreement. You and David A. Rocker hereby agree that for a period of five years from the date hereof, neither you, he nor any Affiliate (as that term is defined in Rule 405 under the Securities Act of 1933, as amended (the "1933 Act")) controlled by you or him (regardless of whether such person or entity is an Affiliate on the date hereof) will (a) acquire, directly or indirectly, by purchase or otherwise (except as a result of a distribution by ELMG to its shareholders), any voting securities or direct or indirect rights or options to acquire any voting securities of LXE, (b) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), with respect to any voting securities of LXE, or (c) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of LXE. You and David A. Rocker acknowledge that ELMG would not have an adequate remedy at law for money damages in the event that this covenant were not performed in accordance with its terms, and therefore agree that ELMG shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled at law or in equity.

            3.    Your Representations.  You represent and warrant that:

                  (a) you have the authority and are duly authorized to sell to ELMG the Shares pursuant to this agreement, and to do all other things and take all other actions required or contemplated hereby;

                  (b) you will convey the Shares to ELMG with good title, free and clear of all liens, encumbrances and adverse claims as to title;

                  (c) the Shares represent all of the voting securities or direct or indirect rights or options to acquire voting securities of LXE owned on the date hereof by you or any Affiliate of you or David A. Rocker;

                  (d) neither this agreement nor your performance of your obligations hereunder will contravene, violate or result in a breach of (i) any agreement, obligation or commitment to which you are a party or by which you are bound, or (ii) any law, rule, regulation, judgment, order or restriction of any governmental, administrative or regulatory agency, and no consent of, notice to or filing with any person or entity is required for the performance by you of the transactions contemplated herein or your obligations hereunder, other any filings to be required under Sections 13(d) or 16(a) of the 1934 Act.

            4. ELMG's Representations. ELMG represents and warrants that:

                  (a) it has all necessary authority and is duly authorized to purchase the Shares pursuant to this agreement and to do all other things and take all other actions required or contemplated hereby;

                  (b) upon delivery to you the ELMG Shares will be duly authorized, validly issued and fully-paid nonassessable shares of the common stock, $.10 par value per share, of ELMG;

                  (c) neither this agreement nor ELMG's performance of its obligations hereunder will contravene, violate or result in a breach of (i) any agreement, obligation or commitment to which ELMG is a party or by which it is bound, or (ii) any law, rule, regulation, judgment, order or restriction of any governmental, administrative or regulatory agency, and no consent of, notice to or filing with any person or entity is required for the performance by ELMG of the transactions contemplated by or its obligations under this agreement, other than filings under the 1933 Act or 1934 Act;

                  (d) ELMG and LXE have each filed all reports, statements, schedules and other materials required by law, rule or regulation to be filed by it with the Securities and Exchange Commission, (collectively, the "Public Filings"), and as of their respective dates the Public Filings are true, correct and complete in all material respects and do not fail to state any material fact necessary to make the information set forth therein not misleading; and

                  (e) the press releases issued by ELMG and LXE on February 1, 1996, are each true and correct in all material respects, and does not fail to state any material fact necessary to make the information set forth therein not misleading.

            5. Acquisition for Investment. You represent that you are acquiring the ELMG Shares to hold for investment, for your own accounts, with no present intention of dividing the ELMG Shares with others or reselling or otherwise participating, directly or indirectly, in a distribution of the ELMG Shares, except as contemplated in this letter.
You further represent that none of you is a broker or dealer as defined under the 1934 Act. You acknowledge that the ELMG Shares will be issued in a transaction that is not registered under the 1933 Act, or under the securities laws of any state, and may not be resold or otherwise distributed other than in transactions registered under the 1933 Act or any such state laws. You understand and agree that the certificates evidencing the ELMG Shares will bear a legend stating, in substance, as follows:

            "The shares evidenced by this certificate have been issued without registration under the Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state, pursuant to exemptions thereunder. Such shares may not be transferred other than in a transaction that is registered under the 1933 Act and any applicable state securities laws, or as to which it is established to the satisfaction of counsel to the issuer that such transaction is exempt from registration thereunder."

            6.    ELMG's Registration Obligations.

            (a) On or before February 29, 1996, ELMG shall file with the Securities and Exchange Commission a registration statement on an appropriate form under the 1933 Act (the "Registration Statement") to register the ELMG Shares for resale by you (in ordinary brokers' transactions or in transactions with any market maker with respect to the ELMG common stock), and ELMG shall thereafter use its best efforts (i) to cause the Registration Statement to become effective, (ii) to register, qualify, or obtain an exemption from such registration or qualification of the ELMG Shares under the applicable blue sky or other securities laws of such jurisdictions as you shall reasonably request if, in ELMG's reasonable opinion after consultation with qualified securities counsel, such action is necessary (provided, however, that ELMG shall not be required to qualify to do business in any jurisdiction where it is not otherwise so qualified or to execute or file any general consent to service of process under the laws of any jurisdiction where it has not previously done so), and (iii) to make all such other filings with the Securities and Exchange Commission, the National Association of Securities Dealers, or other regulatory body as shall be required in connection with your sale of the ELMG Shares under the Registration Statement, in each case as soon as practicable. ELMG shall use its best efforts to maintain the currency of the prospectus filed as part of the Registration Statement ("the Prospectus") for a period expiring two years after the date hereof, and shall file as necessary amendments to the Registration Statement or supplements to the Prospectus, including without limitation any necessary to satisfy the requirements of Section 10(a)(3) of the 1933 Act or any succeeding provision. The performance by ELMG of its obligations under this subsection shall be subject to your compliance with all reasonable requests by ELMG or its counsel for information, documents and certificates necessary for such performance by ELMG. ELMG shall pay all expenses it incurs in connection with the preparation, printing, and filing of the Registration Statement, the Prospectus, and all amendments and supplements thereto, and shall furnish to you (without charge) such number of copies thereof as you shall reasonably request. You shall pay any expenses incurred by you in reviewing the Registration Statement or providing information for inclusion therein, or in offering or selling ELMG Shares thereunder.

            (b) Notwithstanding any other provision hereof, after the Registration Statement shall become effective, upon receipt of notice from ELMG (i) that the Prospectus, as then in effect, contains an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, or (ii) that the Prospectus otherwise requires amendment or supplementation in order to comply with any applicable provision of the 1933 Act or applicable state securities law, you shall cease making offers and sales of the ELMG Shares pursuant to such Prospectus, and shall return to ELMG any remaining copies of such Prospectus; ELMG shall promptly notify you of any event that results in such a situation or requires any such amendment or supplementation, and shall use its best efforts to promptly prepare and file such required amendment or supplement.

            (c) We shall cooperate fully with each other and our respective counsel, accountants and other authorized representatives in connection with any steps required to be taken as part of our respective obligations with respect to registration of the ELMG Shares.

            (d) Indemnification by ELMG. In connection with the Registration Statement, and to the extent permitted by law, ELMG shall indemnify and hold harmless you, and each person, if any, who controls (within the meaning of the 1933 Act) you, against any losses, claims, damages or liabilities, joint or several, including any of the foregoing incurred in settlement of any litigation commenced or threatened, arising out of or based on (i) any untrue statement of a material fact contained in the Registration Statement or the Prospectus (or any supplement or amendment thereto), (ii) any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by ELMG of any rule or regulation promulgated under the 1933 Act applicable to ELMG and related to action or inaction required of ELMG in connection with such registration and offers and sales thereunder, and ELMG shall reimburse you and each of such persons for any legal or other expenses incurred in connection with the investigation or defense thereof; provided, however, ELMG shall not be liable in any such instance to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in the Registration Statement or Prospectus or any amendment or supplement thereto in reliance upon and in conformity with information furnished to ELMG by you in writing for use in preparation thereof.

            (e) Indemnification by You. In connection with the Registration Statement, and to the extent permitted by law, you shall indemnify ELMG, each director of ELMG, each officer of ELMG who signs the Registration Statement, and each person, if any, who controls (within the meaning of the 1933 Act) ELMG, to the same extent and with comparable limitations as the indemnity from the Company provided in the foregoing section (d), but only with respect to (i) information furnished by you in writing for use in the preparation of the Registration Statement or Prospectus or any amendment or supplement thereto, and (ii) violations of rules or regulations applicable to you in connection with such registration and offers and sales thereunder.

            (f) Claims for Indemnification. Whenever any claim for indemnification arises hereunder, a party claiming indemnification ("the Indemnified Party") shall give notice thereof (the "Notice of Claim") to the party claimed to be obligated to provide such indemnification (the "Indemnifying Party") promptly after the Indemnified Party has actual knowledge of the claim. The Notice of Claim shall specify the material facts known to the Indemnified Party giving rise to such indemnification claim and the amount thereof (or the estimated amount). The Indemnifying Party shall be entitled to defend or prosecute such claim at its expense and through counsel of its own choosing (provided that such counsel is reasonably satisfactory to the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party within 60 days after receipt of the Notice of Claim; provided, however, that if the named parties in any such action (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party and either (i) the Indemnifying Party or Parties and the Indemnified Party or Parties mutually agree, or (ii) representation of both the Indemnifying Party or Parties and the Indemnified Party or Parties by the same counsel is determined by qualified counsel to be inappropriate because one or more legal defenses available to such Indemnified Party or Parties is different from or additional to those available to the Indemnifying Party or Parties, and is reasonably expected to create a conflict of interest between them, the Indemnified Party or Parties shall have the right to select separate counsel, reasonably acceptable to the Indemnifying Party, to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party or Parties. Upon receipt of notice from the Indemnifying Party to such Indemnified Party of its election to assume the defense of any such action and approval by the Indemnified Party of counsel, the Indemnifying Party will not be liable to such Indemnified Party for any legal or other expenses incurred by such Indemnified Party in connection with the defense thereof unless (i) the Indemnified Party shall have employed counsel in connection with the assumption of legal defenses in accordance with clause (ii) of the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the expenses of more than one separate counsel representing the Indemnified Parties), (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party within a reasonable time after notice of commencement of the action, or (iii) the Indemnifying Party has authorized the employment of counsel for the Indemnified Party at the expense of the Indemnifying Party. If the Indemnifying Party so elects to defend or prosecute such claim at its expense, the Indemnified Party shall render reasonable assistance to the Indemnifying Party in connection therewith, including affording the Indemnifying Party and its representatives the right of access during normal business hours to pertinent books, records and other information that may be reasonably requested. If the Indemnifying Party elects not to defend or prosecute such a claim at its expense, or the Indemnified Party is entitled to its own legal counsel at the Indemnifying Party's expense, the Indemnifying Party shall (i) cooperate with each Indemnified Party in the defense or prosecution thereof, including affording the Indemnified
Party and its representatives the right of access during normal business hours to pertinent books and records and other information that may be reasonably requested, and (ii) pay the reasonable fees and expenses of counsel for the Indemnified Party promptly upon receipt of billing statements from such counsel. No Indemnified Party shall make any settlement of any claim which would give rise to liability hereunder on the part of the Indemnifying Party without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

            (g) Contribution. If the indemnification provided hereby is unavailable and may not be paid for any reason, the parties agree to contribute to the amount of any losses, claims, damages or liabilities incurred and otherwise subject to indemnification hereunder, in such proportion as is appropriate to reflect the relative fault of the parties in connection with the events which resulted in such loss, claim, damage or liability. The relative fault of the parties shall be determined by reference to, among other things, the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent the circumstances resulting in such losses, claims, damages or liabilities.

            (h) Obligations of any ELMG Successor. ELMG's obligations under this Section 6 shall be binding upon any successor to ELMG by virtue of any merger or corporate consolidation. The terms of any such merger or consolidation shall not restrict or limit in any way your rights as set forth herein, and shall provide that such rights shall apply and pertain to any securities issued in such transaction in exchange for or upon conversion of the ELMG Shares.

            (i) Other Registration Rights. ELMG represents and warrants that no other person or entity currently holds registration rights with respect to the registration for offer and sale of any securities of ELMG.

            (j) Contingent Payments. In the event the Registration Statement is not declared effective on or before June 30, 1996, as a result of ELMG's failure to timely perform its obligations under this Section 6, ELMG shall thereafter within 10 business days pay to you the sum of $250,000, and in the event the Registration Statement is not for any such reason thereafter declared effective on or before December 31, 1996, ELMG shall thereafter within 10 business days pay to you an additional sum of $250,000. Such sums shall be payable, and shall not be refundable, regardless of whether EMS performs it obligations or obtains effectiveness of the Registration Statement after the date or dates on which you become entitled to any such payment.

                                          Very truly yours,

                                         ELECTROMAGNETIC SCIENCES, INC.

                                         By:/s/ Thomas E. Sharon
                                            ______________________________
                                            Thomas E. Sharon
                                            President and Chief Executive
                                             Officer

Accepted and Agreed:



/s/David A. Rocker
_________________________________
David A. Rocker, individually as
to Section 2, and as managing
partner of Rocker Partners, L.P.,
and as president of Rocker
Offshore Management Company,
Inc., the investment adviser to
Compass Holdings, Ltd.